Exhibit 19.1

Statement of Policies on Trading In Securities

Atomera Incorporated has adopted several policies on trading in securities both of Atomera Incorporated and of other corporations. These policies apply equally to employees, officers, directors and consultants of Atomera Incorporated and of companies owned by Atomera Incorporated (all of which are referred to collectively for convenience as “Atomera” or the “Company”). “Securities” includes stock, preferred stock, warrants, convertible debentures and exchange-traded derivative securities. Please read this document carefully.

Policy Statement No. 1: (“Insider Trading”)	No director, officer, employee or consultant of Atomera who has any material nonpublic information (also referred to as “inside information”) relating to the Company or to any publicly-traded companies with which the Company does business, such as customers, partners, or suppliers, may buy or sell securities of the Company or such other companies, pass the information to others or otherwise attempt to take advantage of the information. All memoranda, correspondence and other documents that contain nonpublic information must be kept in a secure physical location, such as a locked office or locked file cabinet, where others do not have access to such materials and information in electronic form containing nonpublic information must be stored securely in accordance with the Company’s access- control policies. Even if you are not in possession of inside information, you must not recommend to any other person to buy or sell securities of the Company or any other publicly-traded companies with which the Company does business.

Policy Statement No. 2: (“Window Period”)	Directors, officers, employees and consultants of Atomera may engage in transactions in Atomera securities only during “window” periods commencing on the third business day following the publication of the Company’s financial results with respect to quarterly or annual period and ending on the 15th of the third month of the fiscal quarter, unless pursuant to an approved 10b5-1 trading plan.

Policy Statement No. 3: (“Speculative Trades”)	No director, officer, employee or consultant of Atomera may engage in any short term or speculative transactions involving securities of the Company. These prohibited speculative transactions include: short sales, publicly traded options, hedging transactions, margin accounts and pledged securities, and standing and limit orders.

Questions and Answers About Insider Trading

1.	What is “insider trading”.

“Insider trading” is the practice of trading the securities of a company while in possession of material nonpublic information. These terms have been interpreted broadly by securities enforcement agencies and are explained in more detail below.

2.	Why do we need a written policy?

Both the Securities and Exchange Commission (the “SEC”) and Congress are very concerned about maintaining the fairness of the U.S. securities markets. The securities laws are continually reviewed and amended to prevent people from taking unfair advantage of their position and to increase the punishment for those individuals who do. These laws require publicly-traded companies to have clear policies on insider trading. In addition, Atomera takes seriously its goal of upholding very high standards of ethics and conduct. We wish to avoid even the appearance of improper conduct on the part of anyone employed by or associated with the Company. We have worked hard to establish a reputation for integrity and ethical conduct and cannot afford to have it damaged.

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3.	What are the penalties for violating the policy?

For individuals who trade on inside information or tip information to others:

•	A jail term of up to 20 years;

•	A civil penalty of up to the greater of $1,000,000 and three times the profit gained or loss avoided; and

•	A criminal fine of up to $5 million (no matter how small the profit).

For a company (as well as certain supervisors) that fails to take appropriate steps to prevent illegal trading:

•	A civil penalty of the greater of $25 million or three times the profit gained or loss avoided as a result of the employee’s violation.

The Company may also impose discipline, up to and including termination, for failing to comply with the Company’s policies.

4.	What is material information?

Material information is any information that a reasonable investor would consider important in deciding to buy, hold or sell stock or that could reasonably be expected to affect the price of the stock. It can be positive or negative information. Again, it can be information about the Company and its subsidiaries or about a company with which we do business.

Examples:

•	Results of product or process trials;

•	Significant product defects or modifications;

•	The entry into of a significant license agreement;

•	The gain or loss of a significant sale, customer or collaborator;

•	Projections of future earnings or losses;

•	Significant litigation exposure due to actual or threatened litigation;

•	The proposed acquisition of a company or business, or sale of a company or any assets;

•	New equity or debt offerings;

•	Significant new discoveries, or applications, allowances, or grants of patents;

•	A stock split or change in dividend policy;

•	Significant price changes;

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•	Significant regulatory actions;

•	Financial problems or plans to file bankruptcy;

•	Changes in senior management; and

•	Plans to raise additional capital through stock sales or otherwise.

5.	When is information nonpublic?

Information is considered to be nonpublic until the third business day after the Company has disclosed the information by issuance of a press release to the news services or by an appropriate disclosure filing with the SEC.

6.	How can I tell if something I know is material?

Employees are not expected to make the determination of whether information that they have and that they know is not public is “material,” nor should they take the risk of doing so. If you are aware of some information that might be material and are contemplating a stock trade, you should contact the Chief Financial Officer of Atomera. You are encouraged to err on the side of caution.

7.	How do I know if information is now public and it is OK to start trading?

Once you know that there is material information that needs to be publicly released before anyone can trade, you must wait until two full business days after the public release is made. If it is information relating to the Company, you can ask the Chief Financial Officer if the news release has been made. If it is information relating to a customer, supplier, etc., you might need to investigate other news sources or ask the member of management who is responsible for the relationship with that company. Please remember that the decision of when any information about a company will be publicly released belongs solely to senior management of that company. The timing of news releases can involve many complicated legal and business factors and delays of several days or longer are not uncommon. No employee should ever disclose material information to the public unless specifically authorized to do so by a senior executive officer of Atomera, no matter the amount of inconvenience to the employee.

8.	Once information is released publicly, can I go ahead and trade?

The markets require some time to process new information. Generally, you must wait two full business days after any release prior to trading. Most press releases are made after the market has closed. For instance, if the Company issues a press release after the close of business on Tuesday, the policy requires that you wait until Friday to trade.

9.	If work for a subsidiary of Atomera, do these policies apply to me?

These policies apply to all employees, officers, directors and consultants of Atomera and its majority-owned subsidiaries, even such persons located outside the United States. Even though you might not have daily access to information about Atomera itself, information about your employer or about dealings between your employer and Atomera could have an effect on the price of Atomera stock. You also might have access to information about customers, suppliers and the like that also is covered by this policy.

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10.	What can I tell my family members and friends? Prohibition on Tipping.

You are responsible for ensuring that every person who lives in your household, including any adult relatives or other unrelated persons, complies with this policy. The SEC and the courts often view people in the same household as a “unit” and impose penalties accordingly. In addition, any person who possesses material nonpublic information about the Company is an “insider” for as long as the information is not publicly known and must not pass that information on to others intentionally or unintentionally (“tipping”).

You also should be aware that trading in securities by anyone who receives any material nonpublic information (including information in the form of a recommendation to buy or sell stock, even if the material nonpublic information is not disclosed) from you, including your relatives, friends, doctor, lawyer or accountant, can result in liability for you, for them and for the Company. This is true whether you told them in the hopes that they could trade and make some money, whether you were telling stories over a cocktail, or whether you thought they were under an obligation of confidence to you. It does not matter if you benefit personally from their trading, The courts are continually broadening this type of liability, resulting in substantial penalties. The SEC, the stock exchanges and FINRA use sophisticated electronic surveillance techniques to uncover insider trading and the SEC has imposed large penalties even when the disclosing person did not profit from the trading. You should exercise extreme discretion in making any disclosures. Of course, your confidentiality agreement also prohibits you from making unauthorized disclosures of the confidential information of the Company or of those with whom the Company does business.

11.	When do the window periods begin and end?

In addition to the general prohibition on trading in the Company’s securities while in the possession of material nonpublic information, directors, officers, employees and consultants of Atomera may engage in transactions in Atomera securities only during approved “window” periods. The window periods will begin on the third business day following the publication of the Company’s quarterly or annual financial results and end on the 15th of the last month in the next fiscal quarter.

For example, assume that on August 3, 2016, Atomera issues an earnings release for the quarter ending June 30, 2016. The window period would open on August 8, 2016, which is the 3rd business day following the first publication of results for the such fiscal quarter, and close on September 15, 2016, which is the 15th of the third month of the next fiscal quarter. Any questions concerning the beginning and ending of the window period should be directed to the Chief Financial Officer.

12.	Are trades during the window periods presumptively OK?

No. Any employee, officer, director or consultant who is actually aware of material nonpublic information should never trade until the public disclosure is made, even during the window periods, unless the stock trades are made pursuant to an approved 10b5-1 trading plan. From time to time, we may declare a special “blackout period” and prohibit trading due to material nonpublic information developments. In addition, there may be times when the Company is aware of material nonpublic news that is not widely disseminated inside the Company. At such times, the Company may impose upon selected groups of employees an obligation to refrain from trading. Such “blackout periods,” however, would not apply to approved 10b5-1 trading plans.

13.	Are there any exceptions?

Unfortunately, the SEC and the courts do not recognize any exceptions, even the need to raise immediate cash for personal emergencies such as medical expenses. The policy does not, however, apply to exercises of outstanding options (but does apply to sales of any shares purchased by exercising options) because the other party to the transaction is the Company itself. The policy also does not apply to any transactions where there is no real transfer of ownership, such as the transfer of stock into trusts, or any gift transactions. Be aware that a sale or purchase of stock that you arrange privately, rather than through the open market, can still result in liability.

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14.	Do I need permission to trade in stock?

Certain executives and the directors of the Company will be subject to additional policies regarding trading in Company securities, including pre-approval of trading. These executives have been separately notified of their obligations.

Please also see the below section on “Questions and Answers About Speculative Trades” as there are restrictions on “speculative trades” and a restriction on short term trading. Otherwise, there is no need to obtain prior permission.

Questions and Answers About Speculative Trades

1.	What are speculative trades and why shouldn’t I do them?

Speculative trades are transactions such as purchasing on margin (i.e., borrowing from a brokerage or bank, but not including “cashless” option exercises), short sales (where you sell stock you do not currently own, in the hope that by the time you have to deliver the market price will have declined), puts and calls (including options on stock trading on any stock exchange or futures exchange), and hedging transactions (including forwards and equity swaps). The Company believes that speculative trading in Atomera stock reflects poorly on the Company. Employees, officers, directors and consultants should not be engaging in any types of transactions that are commonly viewed as a form of “betting” for or against the Company. These prohibited speculative transactions include: short sales, publicly-traded options, hedging transactions, and standing and limit orders.

2.	Am I supposed to hold any stock that I purchase for a particular period of time?

As a general rule, the Company encourages all employees to hold any stock that they purchase in the open market (i.e., not including stock purchased upon exercise of an employee stock option) for at least six months. The top executives of the Company are already subject to the SEC’s “short-swing” profit rule, which prohibits sales and purchases inside of any six-month period.

Rule 10b5-1 Trading Plans

You may establish a trading plan that meets the requirements of SEC Rule 10b5-1(c), and which has been approved by the Company. Adoption of such a trading plan would relieve you of certain restrictions within the policies as to the shares covered by the plan. Typically, your broker would provide a form of plan which our counsel would review. If you are interested in adopting a trading plan, we recommend you contact Atomera’s Chief Financial Officer.

Where to go for additional information

Any person who has any questions about specific transactions or trading plans may obtain additional information from Atomera’s Chief Financial Officer. Note that the ultimate responsibility for adhering to these policies, however, rests with you. Use your best judgment and act with the Company’s interests, as well as your own, in mind.

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